CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2008

The unaudited interim financial statements have not been reviewed by the Company’s auditor.

                                  #

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	September 30,	December 31,
	2008 (Unaudited)	2007 (Audited)

ASSETS
Current
Cash and cash equivalents	$ 1,051,936	$ 13,511,655
Accounts receivable	613,731	-
Advances for oil and gas projects	401,049	1,006,917
Marketable securities (Note 3)	-	36,250
Prepaids and other receivables	259,168	488,900
	2,325,884	15,043,722

Equipment, net (Note 4)	124,931	88,287
Investment in Titan (Note 5)	11,910,500	12,600,000
Uranium Properties (Note 6 (a))	696,991	696,991
Oil and gas properties (Note 6 (b))	58,109,257	34,714,499

	$ 73,167,563	$ 63,143,499

LIABILITIES
Current
Bank line of credit (Note 7)	$ 3,850,000	$ -
Accounts payable and accrued liabilities	3,549,033	2,664,135
Convertible debentures (Note 8)	-	1,043,605
Loan from related party (Note 9 (a))	4,022,676	-
	11,421,709	3,707,740
Loan from related party (Note 9 (b))	2,550,000	-
Asset retirement obligations (Note 10)	353,211	-
	14,324,920	3,707,740

SHAREHOLDERS' EQUITY
Share capital (Note 11)	64,855,093	61,393,964
Contributed surplus (Note 13)	5,415,327	3,735,270
Accumulated other comprehensive loss (Note 15)	-	(5,400)
Deficit	(11,427,777)	(5,688,075)
	58,842,643	59,435,759

	$ 73,167,563	$ 63,143,499

Approved on behalf of the Board

“Robert Hodgkinson”	“Craig Sturrock”
Robert Hodgkinson – Director	Craig Sturrock – Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
OIL AND NATURAL GAS REVENUE	$ 1,677,513	$ -	$ 3,912,073	$ -
EXPENSES
Amortization, depletion and accretion	1,988,070	11,470	2,192,228	25,049
Fees for management and consultants	418,755	357,470	1,513,410	1,140,575
Interest expense and finance fee	155,920	68,478	293,439	246,278
Investor relations	225,520	153,896	675,009	867,068
Office and general	276,296	195,610	778,058	546,976
Operating and transportation	936,499	-	1,922,615	-
Professional, regulatory and filing fees	207,013	139,700	423,279	315,919
Salaries and benefits	226,716	-	321,403	-
Stock based compensation	528,837	755,799	2,239,724	1,929,134
	4,963,626	1,682,423	10,359,165	5,070,999
LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(3,286,113)	(1,682,423)	(6,447,092)	(5,070,999)
Interest and other income	84,137	196,573	347,449	594,578
(Loss) gain on disposition of investment	-	(30)	(8,846)	44,023
Equity income (loss) from Titan (Note 5)	312,897	(146,257)	(166,000)	(2,231,884)
Foreign exchange loss	(149,713)	(27,666)	(86,197)	(88,208)
Impairment of oil and gas properties	-	(1,251)	-	(670,794)
LOSS BEFORE INCOME TAXES	(3,038,792)	(1,661,054)	(6,360,686)	(7,423,284)

FUTURE INCOME TAXES RECOVERY (EXPENSE)	-	(589,079)	620,984	1,279,764
NET LOSS FOR THE PERIOD	(3,038,792)	(2,250,133)	(5,739,702)	(6,143,520)
(DEFICIT) RETAINED EARNINGS, BEGINNING OF THE PERIOD	(8,388,985)	17,229,211	(5,688,075)	21,122,598

(DEFICIT) RETAINED EARNINGS, END OF THE PERIOD	$ (11,427,777)	$ 14,979,078	$ (11,427,777)	$ 14,979,078

LOSS PER SHARE - BASIC AND DILUTED	$ (0.04)	$ (0.03)	$ (0.08)	$ (0.09)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC AND DILUTED	73,510,890	68,647,818	71,727,002	65,638,499

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007

CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the period	$(3,038,792)	$(2,250,133)	$(5,739,702)	$(6,143,520)
Adjustment for items not affecting cash:
Amortization, depletion and accretion	1,988,070	11,470	2,192,228	25,049
Equity income (loss) from Titan	(312,897)	146,257	166,000	2,231,884
Non-cash stock based compensation	528,837	755,799	2,239,724	1,929,134
Capitalized interests on convertible debentures	-	(31,955)	143,758	8,815
Unrealized foreign exchange loss	168,210	-	168,210	-
Impairment of oil and gas properties	-	1,251	-	670,794
Future income tax recovery	-	589,079	(620,984)	(1,279,764)
Loss (gain) on disposal of investment	-	30	8,846	(44,023)
Changes in non-cash working capital balances (Note 14)	(4,787,196)	(690,222)	(4,843,128)	(481,941)
	(5,453,768)	(1,468,424)	(6,285,048)	(3,083,572)

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of equipment	(2,294)	(2,771)	(62,104)	(12,647)
Proceed from sales of marketable securities	-	-	27,403	308,644
Disposal of investment in Titan (Note 5)	-	-	528,901	5,966
Resource properties expenditures	(3,716,437)	(3,355,763)	(19,258,422)	(6,834,456)
	(3,718,731)	(3,358,534)	(18,764,222)	(6,532,493)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank line of credit	3,850,000	-	3,850,000	-
Promissory notes	875,666	(1,598,100)	6,404,466	(5,827,000)
Shares issued for cash	94,263	219,908	2,335,085	12,769,732
	4,819,929	(1,378,192)	12,589,551	6,942,732

DECREASE IN CASH AND CASH EQUIVALENTS	(4,352,570)	(6,205,150)	(12,459,719)	(2,673,333)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,404,506	21,191,980	13,511,655	17,660,163

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 1,051,936	$ 14,986,830	$ 1,051,936	$ 14,986,830

Supplemental Cash Flow Information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dejour Enterprises Ltd. (the “Company”) is a public company trading on the American Stock Exchange (“AMEX”) and the TSX Venture Exchange (“TSX-V”), under the symbol “DEJ.”  In October 2008, the Company received conditional approval for the listing on the Toronto Stock Exchange (“TSX”) of the Company’s common shares that currently trade on the TSX-V.  The Company is currently in the process of completing the filing requirements necessary to obtain final approval for the listing.  Upon completion of this process, the Company’s shares will be listed on the TSX under the symbol “DEJ” and will concurrently be delisted from TSX-V.  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America.

These consolidated financial statements are prepared in accordance with the generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by the Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the interim financial statements are the same as those described in the audited December 31, 2007 consolidated financial statements and the notes thereto. The interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2007.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp., incorporated in Nevada, and Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta. All intercompany transactions are eliminated upon consolidation. All dollar amounts are in Canadian dollars, the Company’s reporting currency, unless otherwise indicated. Certain of the comparative figures have been reclassified to conform to the current year’s presentation, if necessary.

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

(a)

Recently Adopted Accounting Policies

(i)

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1400 General Standards for Financial Presentation, which has been amended to include requirements to assess and disclose the Company’s ability to continue as a going concern.  The adoption of this new standard has had no effect on the amounts disclosed in the financial statements.

(ii)

Effective January 1, 2008, the Company adopted the new recommendations of the CICA under CICA Handbook Section 1535 Capital Disclosures.  The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The adoption of this new standard has had no effect on the amounts disclosed in the financial statements.

(iii)

Effective January 1, 2008, the Company adopted the new recommendations of the CICA under CICA Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation to replace Section 3861. Section 3862 establishes standards for disclosures about financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Section 3863 establishes standards for presentation of financial instruments and non-financial

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS (continued)

(a)

Recently Adopted Accounting Policies (cont’d)

derivatives.  Transitional provisions are complex and vary based on the type of financial instruments under the consideration. The adoption of this new standard has had no effect on the amounts disclosed in the financial statements.

(b)

Future Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

(i)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011.  The impact of the transition to IFRS on the Company’s financial statements has not yet been determined.

(ii)

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its 2009 fiscal year. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities are designated as available-for-sale and are measured and carried at fair market value. Market value is based on the closing price at the balance sheet date or the closing price on the last day the security traded if there were no trades at the balance sheet date. Changes in fair market value are recognized in the other comprehensive income. As at September 30, 2008, the Company had sold all common shares of Brownstone Ventures Inc. (“Brownstone”). As at December 31, 2007, the Company had 25,000 common shares of Brownstone, with the cost of $41,650 and the market value of $36,250.

NOTE 4 – EQUIPMENT

Equipment is recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment

20%

Computer equipment

45%

Software

100%

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 4 – EQUIPMENT (continued)

	September 30, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$ 142,143	$ 51,734	$ 90,409	$ 103,682	$ 39,881	$ 63,801
Computer equipment	77,934	46,573	31,361	58,932	35,488	23,444
Software	8,757	5,596	3,161	4,116	3,074	1,042
	$ 228,834	$ 103,903	$ 124,931	$166,730	$ 78,443	$ 88,287

NOTE 5 – INVESTMENT IN TITAN URANIUM INC.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

(a)

Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing 36.47% of Titan’s issued and outstanding shares at closing).  The Company is restricted from transferring beneficial ownership of Titan shares until the first anniversary of the date of closing, at which time up to 20% of the original number may be traded in any twelve month period, and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan;

(b)

Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the TSX-V at a price of $4.00 or more for 20 consecutive trading days. These warrants were fully vested as at September 30, 2008;

(c)

The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The investment in Titan has been accounted for using the equity method of accounting. The Company owned approximately 31.7% of Titan’s shares as at September 30, 2008.  The Company’s share of losses in Titan for the nine months ended September 30, 2008 was $166,000 (September 30, 2007 - $2,231,884), which included non-cash stock-based compensation expense of $217,276 (September 30, 2007 - $1,826,192).

During the nine months ended September 30, 2008, the Company received proceeds of $528,901 from the sale of 750,000 Titan shares, resulting in a gain of $5,401. As at September 30, 2008, the stock price of Titan shares was $0.20 per share and the fair market value of the Company’s owned Titan shares was $3,350,000.

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 6 – RESOURCE PROPERTIES

(a)

Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. In December 2006, the Company sold a 90% interest in these properties to Titan as disclosed in Note 5 and realized a gain on disposition of $30,177,082. The carrying value of the remaining 10% carried interest and 1% net smelter return was $696,991 as at September 30, 2008 and December 31, 2007.

(b)

Oil and Gas Properties

Colorado / Utah Oil & Gas Projects (US)

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation. The cost to the Company was $25,182,532 and included cash of $5,511,000 (US $5,000,000), 5,500,000 common shares valued at $12,088,991 (US $10,726,700), a promissory note with face value of $5,643,000 (US $5,000,000) and the issuance of a $1,577,609 (US $1,397,846) two-year 8% convertible debenture. Additional costs of $361,932 relating to the acquisition have also been capitalized to the project (refer to Note 8).

In July 2006, the Company also received 183,836 common shares of Brownstone Ventures Inc. (“Brownstone”), a working interest partner in the Colorado/Utah Projects, with a fair value of $306,271 recorded as a finder’s fee for assisting Brownstone in its purchase of its 10% interest in the Natural Gas Resource and Overthrust Oil projects. During the nine months ended September 30, 2008, the Company received proceeds of $22,003 from the sale of 25,000 Brownstone shares. As at September 30, 2008, there were no shares remaining.

In February 2007, the Company acquired an interest in an additional 21,866 net acres (34 sections) such that the current total of leases is 295. These additional 28 leases are contained within an Area of Mutual Interest as defined in the 2006 purchase agreement.

In June 2008, the Company entered into a Purchase and Sale Agreement with Retamco, resulting in acquisition of an additional 64,000 net acres.  The Company presently has working interests ranging from 25% to 72%, subject to an 80% to 87.5% net royalty interest (“NRI”) except for 1 lease, in a total of 296 leases covering 272,777 net acres (426 sections of land). Pursuant to the agreement, the Company, along with Brownstone, now controls 100% of approximately 125,000 net acres (Dejour 72% and Brownstone 28%). The joint venture partners' interests remain unchanged, being Dejour at 25%, Brownstone at 10% and Retamco at 65% working interests in the 164,000 acres not being acquired in this transaction.

The additional acreage was acquired in exchange for the Company's 25% working interest in approximately 3,500 acres and two wells at North Barcus Creek, and a cash payment of $4,078,800 (US$4,000,000). The North Barcus Creek wells were drilled on joint acreage by Retamco at the end of 2007 and are awaiting production tie-in. As part of the transaction, Brownstone provided the Company with a $4,078,800 (US $4,000,000) secured loan, due on July 1, 2009, which was used to purchase its additional acreage interests (refer to Note 9(a)).

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 6 – RESOURCE PROPERTIES (continued)

(b)

Oil and Gas Properties (cont’d)

Tinsley and Lavaca Projects (US)

In 2006, the Company was advised by the operator of the Tinsley and Lavaca Prospect that the wells were not economic.  As a result, the Company recorded an impairment provision of $2,596,074.  The Company currently holds interests in these oil and gas properties and carries two of these properties at $1 each, as it has not yet determined if these two properties contain any economical resources. In 2007, the Company re-activated the Tinsley Prospect and entered into a new contract to test and drill the area.

Canadian Oil and Gas Projects

Dejour Energy (Alberta) Ltd., (“DEAL”) was incorporated in April 2006 with a joint venture partner who owned 10% of DEAL. In June 2007, the Company purchased that 10% ownership of DEAL from the joint venture partner for $354,880, and DEAL became the Company’s wholly-owned subsidiary.

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s oil and gas properties for the nine months ended September 30, 2008 and for the year ended December 31, 2007 are as follows:

	Balance Dec 31, 2006	Acquisition Costs	Exploration & Development	Write-down	Balance Dec 31, 2007	Abandonment	Acquisition Costs	Exploration & Development	Corporate Costs	Balance Sept 30, 2008
US Oil and Gas Properties:
Colorado/Utah Projects	$ 25,182,532	$ 285,176	$ 1,940,653	$ -	$ 27,408,361	$ -	$ 3,772,022	$ 629,443	$ -	$ 31,809,826
Lavaca Project	-	381	-	-	381	-	-	-	-	381
Tinsley Project	1	37,023	-	-	37,024	-	130,268	-	-	167,292
Turtle Bayou, Louisiana	1	-	-	-	1	-	-	-	-	1
	25,182,534	322,580	1,940,653	-	27,445,767	-	3,902,290	629,443	-	31,977,500
Canadian Oil and Gas Properties						-
Carson Creek	-	-	535,504	-	535,504	-	625	558,525	-	1,094,654
Drake	-	731,265	1,753,901	-	2,464,279	-	13,372	5,900,301	-	8,377,952
Montney	-	-	-	-	-	-	586,664	-	-	586,664
Saddle Hills	-	9,724	501,528	-	511,252	-	-	343,760	-	855,012
Woodrush	-	-	20,887	-	20,887	-	-	9,303,047	-	9,323,934
Others	1	905,068	3,509,785	-	3,736,809	33,496	333,133	3,603,662	-	7,707,100
Asset retirement obligation	-	-	-	-	-	-	-	-	339,388	339,388
Property depletion	-	-	-	-	-	-	-	-	(2,152,947)	(2,152,947)
	1	1,646,057	6,300,718	(678,044)	7,268,731	33,496	933,794	19,709,295	(1,813,559)	26,131,757
Total Oil and Gas Properties	$ 25,182,535	$ 1,968,637	$ 8,241,371	$ (678,044)	$ 34,714,498	$ 33,496	$ 4,836,084	$ 20,338,738	$(1,813,559)	$ 58,109,257

#

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 7 – BANK LINE OF CREDIT

In August 2008, the Company’s subsidiary (“DEAL”) secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000, subject to certain production targets.  This facility, secured by DEAL’s oil and gas assets in Canada, is at interest rate of Canadian prime plus 1%.  As at September 30, 2008, $3,850,000 has been drawn on the line of credit.  DEAL anticipates the facility will be increased as DEAL’s proven reserve base rises.  In accordance with the terms of the facility, DEAL is required to maintain an adjusted working capital ratio of not less than 1.10:1.  The adjusted working capital ratio is defined as the ratio of (i) current assets plus any undrawn availability under the facility, to (ii) current liabilities less any amount drawn under the facility.  This working capital ratio requirement only applies to DEAL, not to the parent company.

NOTE 8 – CONVERTIBLE DEBENTURES

The convertible debenture, denominated in US dollars, matured on July 15, 2008, was unsecured, bore an 8% coupon, payable quarterly and was convertible at $1.38 (US $1.35) per unit.  Each unit consisted of one common share and one warrant, exercisable at $1.53 (US $1.50) per share, expiring on July 15, 2008. During the nine months ended September 30, 2008, US $46,505 of interest payable was capitalized as principal of the convertible debentures, and all of the outstanding convertible debentures (US $1,047,995 plus US $145,731 of capitalized interests) were converted to 884,242 common shares. During the year ended December 31, 2007, US $349,850 of convertible debentures plus US $12,493 of interest payables were converted to 273,399 common shares and US $99,226 of interest payable was capitalized as principal of the convertible debentures. The convertible debenture was made up of the following:

	In US Dollar				Canadian Dollar Equivalent
		September 30, 2008		December 31, 2007	September 30, 2008	December 31, 2007
8% convertible debenture	US$	-	US$	1,047,995	$-	$1,029,131
Capitalization of interest		-		99,226	-	97,440
		-		1,147,221	-	1,126,571
Equity portion		-		(247,730)	-	(243,270)
Accumulated amortization of discount		-		163,243	-	160,304
Balance	US$	-	US$	1,062,734	$-	$1,043,605

NOTE 9 – LOANS FROM JOINT-VENTURE PARTNER AND RELATED PARTY

(a) Loan from joint-venture partner

On June 18, 2008, a promissory note with a face value of $4,078,800 (US $4,000,000) was issued to Brownstone for the acquisition of the Retamco project (refer to Note 6). The US $4,000,000 promissory note is secured and bears interest at 5% per annum. The principal and interest are repayable by the earlier of the Company completing an equity or debt financing and July 1, 2009. On July 1, 2008, a repayment of US$220,000 was made and as at September 30, 2008, US$3,780,000 remained outstanding.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 9 – LOANS FROM JOINT-VENTURE PARTNER AND RELATED PARTY (continued)

(b) Loan from related party

On May 15, 2008, the Company’s subsidiary (“DEAL”) issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. The promissory note is secured, bears interest at the

Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee are payable on demand after August 15, 2008, upon 10 days written notice by the lender.  Upon securing the bank line of credit (refer to Note 7), the private company controlled by the CEO of the Company signed a subordination and postponement agreement which restricts the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants.  As at September 30, 2008, $1,950,000 had been advanced on the promissory note.

On August 11, 2008, the Company borrowed $600,000 from the private company controlled by the CEO of the Company.  The loan is secured, bears interest at the Canadian prime rate per annum, and has a loan fee of 1% of the outstanding amount per month.  There is no specific term of principal repayment, but the interest and loan fee are payable monthly.

On September 12, 2008, as consideration for the private company controlled by the CEO of the Company agreeing to postpone the $2,000,000 promissory note and providing the additional loan of $600,000, the private company is granted an option to become a working interest partner with DEAL.  Upon electing to become a working interest partner, the private company must pay DEAL an amount equal to 10% of the actual price paid for the acquisition of the lands in the emerging “Montney” natural gas resource play in northeastern British Columbia.  The private company is also required to pay its pro-rata share of the operating costs.

The transactions are considered to be in the normal course of operations and are measured at the exchange amounts which are the amounts established and agreed to by the related parties.

NOTE 10 – ASSET RETIREMENT OBLIGATIONS

The Company estimated the total undiscounted amount required to settle the asset retirement obligations related to its oil and gas properties in Canada as $720,137.  These obligations are expected to be settled by year 2029.  The undiscounted liability has been discounted using a credit-adjusted risk-free interest rate of 7%.

Balance at December 31, 2007	$ -
Liabilities incurred during the period	339,387
Accretion expense	13,824

Balance at September 30, 2008	$ 353,211

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 11 – SHARE CAPITAL

	Common Shares	Value
Balance at December 31, 2006	60,899,723	$ 48,671,383
- for conversion of convertible debenture	273,399	394,752
- for cash on by private placements	4,773,980	11,287,668
- for cash on exercise of warrants	3,444,490	2,859,863
- for cash on exercise of stock options	3,444,490	2,859,863
- Contributed surplus reallocated on exercise of stock options	-	335,038
- renounced flow through share expenditures	-	(2,712,540)
Balance as at December 31, 2007	70,128,329	61,393,964

- For conversion of convertible debenture	884,242	1,214,497
- For cash on exercise of stock options	1,681,048	887,621
- For cash on exercise of warrants	958,263	1,447,464
- Contributed surplus reallocated on exercise of stock options	-	532,531
- Renounced flow through share expenditures	-	(620,984)
Balance at September 30, 2008	73,651,882	$64,855,093

During the nine months ended September 30, 2008:

In January 2008, the Company renounced $1,820,000 flow-through funds to investors, using the look-back rule. $263,222 of renounced Canadian Exploration Expenditures (“CEEs”) had been spent by December 31, 2007 and the remained flow-through funds had been fully spent by February 29, 2008. As a result of the renunciation, future income tax recovery of $620,984 was recognized against share capital.

In February 2008, the Company filed a Part XII.6 tax return with the Canada Revenue Agency related to CEEs with an effective date of renunciation of December 31, 2006 and paid $236,348 of Part XII.6 tax.

During the year ended December 31, 2007, the Company completed the following private placements:

In May 2007, the Company completed a private placement and issued 3,773,980 Units at $2.65 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $3.35 per share before May 25, 2009.  Gross proceeds raised were $10,001,047.  The Company paid finders’ fees of $493,215 and other related costs of $30,564. The Company also issued 217,139 agent compensation options, exercisable at $3.35 per share before December 31, 2008.  The grant date fair values of the agents’ options, estimated to be $43,428, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In November 2007, the Company completed a private placement and issued 1,000,000 flow-through shares (“FTS”) at $1.82 per share. Gross proceeds raised of $1,820,000 are committed to be spent on CEE, of which $263,222 had been spent to December 31, 2007. In connection with this private placement, the Company paid $9,600 related costs. There are no finders’ fees or commissions related to this private placement.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

During the nine months ended September 30, 2008, the Company granted 2,195,000 (September 30, 2007 – 2,000,000) options to its officers, directors, consultants and advisors. In addition, 1,339,717 (September 30, 2007 – 16,700) options were cancelled or expired with a weighted average exercise price at $1.78.

As at September 30, 2008, there were 4,801,716 options outstanding with a weighted exercise price at $1.71, of which 2,847,548 were vested. The vested options can be exercised for up to periods ending February 14, 2013 to purchase common shares of the Company at prices ranging from $0.275 to $2.35 per share.

The Company expenses the fair value of all stock options granted over their respective vesting periods. The fair value of the options granted during nine months ended September 30, 2008 was determined to be $1,746,350 (September 30, 2007 - $3,513,550). The Company determined the fair value of stock options granted using the Black-Scholes option pricing model using the following weighted average assumptions: Expected option life of 3.33 years (September 30, 2007 – 4.09 years), risk-free interest rate of 3.25% (September 30, 2007 – 3.50%) and expected volatility of 82.19% (September 30, 2007 – 91.07%).

During the nine months ended September 30, 2008, the Company recognized a total of $2,239,724 (September 30, 2007 - $1,929,134) of stock based compensation relating to the vesting of options.

As at September 30, 2008, there were 1,954,168 unvested options included in the balance of the outstanding options. The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2006	4,560,785	$ 1.14	1.93 years
Options granted	3,095,000	2.20
Options exercised	(736,737)	0.76
Options cancelled and expired	(1,291,567)	2.39
Balance, December 31, 2007	5,627,481	1.49	1.96 years
Options granted	2,195,000	1.42
Options exercised	(1,681,048)	0.53
Options cancelled and expired	(1,339,717)	1.78
Balance, September 30, 2008	4,801,716	$ 1.71	2.18 years

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of stock options vested and exercisable as at September 30, 2008 are as follows:

Number of Options Outstanding and Vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
109,630	$ 0.275	1.08
3,336	0.900	0.08
183,333	1.400	0.50
592,250	1.400	2.19
12,500	1.450	2.58
150,000	1.500	2.38
93,750	1.600	0.26
14,583	1.750	1.09
852,500	2.000	2.76
777,333	2.100	0.58
58,333	2.350	1.34

2,847,548

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2006	4,544,506	$ 1.03	0.41 years
Warrants issued	2,372,531	3.15
Warrants exercised	(3,444,490)	0.83
Warrants expired	(1,100,016)	1.64
Balance, December 31, 2007	2,372,531	3.15	1.31 years
Warrants issued	884,242	1.53
Warrants exercised	(958,263)	1.53
Warrants expired	(194,381)	1.53
Balance, September 30, 2008	2,104,129	$ 3.35	0.65 years

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 12 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of warrants outstanding as at September 30, 2008 are as follows:

Number of Warrants Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (Years)

2,104,129	$ 3.35	0.65

2,104,129

NOTE 13 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance at December 31, 2006	$ 1,648,398
Stock compensation on vesting of options	2,461,400
Value of conversion feature on convertible debenture	(39,490)
Allocated to share capital on exercise of options	(335,038)
Balance at December 31, 2007	3,735,270
Stock compensation on vesting of options	2,239,724
Value of conversion feature on convertible debenture	(27,136)
Allocated to share capital on exercise of options	(532,531)
Balance at September 30, 2008	$ 5,415,327

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 14 – SUPPLEMENT CASH FLOW INFORMATION

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007

Changes in non-cash working capital balances:
Accounts receivable	$(222,080)	$-	$(613,731)	$-
Prepaids and other	306,741	(100,526)	229,732	(232,933)
Advances for oil and gas projects	(321,561)	-	605,868	-
Accounts payable and accrued liabilities	(4,994,456)	(589,696)	(5,064,997)	(249,008)
	$(4,787,196)	$(690,222)	$(4,843,128)	$(481,941)
Other cash flow information:
Interest paid	$155,920	$13,177	$222,803	$38,292
Taxes paid	$-	-	263,953	24,317

NOTE 15 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Effective January 1, 2007, the Company adopted new accounting standards issued by CICA relating to financial instruments. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

During the nine months ended September 30, 2008, the Company had sold all remaining common shares of Brownstone, which was measured and carried at fair market value. The detail of accumulated other comprehensive income is as follows:

	September 30, 2008	December 31, 2007
Accumulated other comprehensive income, beginning of the period	$ (5,400)	$ -
Adjustment for new accounting standards adoption	-	98,168
Unrealized gains and losses arising during the period	-	(18,750)
Realized loss (gain) during the period	5,400	(84,818)
Accumulated other comprehensive income, end of the period	$ -	$ (5,400)

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 16 – RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2008 and 2007, the Company entered into the following transactions with related parties:

(a)

The Company incurred a total of $513,054 (2007 - $586,523) in consulting fees, directors and meeting attendance fees to independent directors and private companies controlled by officers of the Company.

(b)

The Company received total rental income of $20,200 (2007 - $Nil) from private companies controlled by officers of the Company.

(c)

The Company’s subsidiary (“DEAL”) incurred a total of $135,583 (2007 - $125,500) in consulting fees to a private company controlled by the President of DEAL.

(d)

On May 15, 2008, the Company’s subsidiary (“DEAL”) issued a promissory note for up to $2,000,000 to a private company controlled by the CEO of the Company. As at September 30, 2008, $1,950,000 had been advanced on the promissory note.  On August 11, 2008, the Company borrowed $600,000 from the private company controlled by the CEO of the Company.  Refer to Note 9(b).

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

NOTE 17 – SEGMENTED DISCLOSURE

As at September 30, 2008 and December 31, 2007, the Company’s assets by geographic location were as follows:

	September 30, 2008	December 31, 2007
Canada
Revenue	$ 3,898,190	$ -
Interest and other income	295,394	806,147
Segmented loss	(5,023,529)	(26,738,906)
Assets:
Current Assets	1,957,986	14,528,145
Equipment, net	81,477	87,399
Investment in Titan	11,910,500	12,600,000
Uranium properties	696,991	696,991
Oil and gas properties	26,131,757	7,268,732
	40,778,711	35,181,267
U.S.A.
Revenue	$ 13,883	$ -
Interest and other income	52,055	-
Segmented loss	(716,173)	(71,767)
Assets:
Current Assets	367,898	515,577
Equipment, net	43,454	888
Investment in Titan	-	-
Oil and gas properties	31,977,500	27,445,767
	32,388,852	27,962,232
Total assets	$ 73,167,563	$ 63,143,499

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 18 – SUBSEQUENT EVENTS

(a)

Stock Options

Subsequent to September 30, 2008, the Company granted a total of 2,750,000 new incentive stock options.  These options have terms up to five years and can be exercisable at $0.45 per share.

(b)

Joint Venture Agreement

On November 14, 2008, a joint venture agreement was signed with Laramie Energy II LLC (“Laramie”), a privately funded exploration and production company with corporate offices in Denver, Colorado.   The joint venture involves approximately 22,000 gross acres (15,700 net to Dejour Energy) in an area at the northwest edge of the Piceance Basin.  Under the terms of the agreement, Laramie will begin a continuous drilling program on the Dejour Energy leases in the second half of 2009 and will have the right to earn up to 55% of the acreage covered under the agreement by completing at least four commercially productive wells over the next three to four years.

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